FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca to acquire EsoBiotec

17 March 2025

AstraZeneca to acquire EsoBiotec to advance cell therapy ambition

 Acquisition includes world-leading in vivo delivery platform with potential to transform cell therapy

AstraZeneca has entered into a definitive agreement to acquire EsoBiotec, a biotechnology company pioneering in vivo cell therapies that has demonstrated promising early clinical activity. The EsoBiotec Engineered NanoBody Lentiviral (ENaBL) platform empowers the immune system to attack cancers and could offer many more patients access to transformative cell therapy treatments delivered in just minutes rather than the current process which takes weeks.

ENaBL uses highly targeted lentiviruses to deliver genetic instructions to specific immune cells, such as T cells, which programme them to recognise and destroy tumour cells for cancer treatment or autoreactive cells for potential use in immune-mediated diseases. This approach enables cell therapies to be administered through a simple IV injection and without the need for immune cell depletion.

Traditional cell therapies require cells to be removed from a patient, genetically modified outside the body, and then readministered to the patient as a medicine after immune cell depletion, typically taking weeks. By engineering immune cells directly within the patients body, the EsoBiotec in vivo approach has the potential to address many of the barriers associated with traditional cell therapies, reducing complexities and manufacturing timelines, thereby increasing access for patients.

Susan Galbraith, Executive Vice President, Oncology Haematology R&D, AstraZeneca, said: We are excited about the acquisition of EsoBiotec and the opportunity to rapidly advance their promising in vivo platform. We believe it has the potential to transform cell therapy and will enable us to scale these innovative treatments so that many more patients around the world can access them. EsoBiotec will accelerate and expand the impact of our recent investments and marks a major step forward in realising our ambition to harness the full potential of cell therapy.

Jean-Pierre Latere, CEO, EsoBiotec, said: We look forward to working with AstraZeneca, a global leader in drug development, to advance our shared goal of bringing transformative cost-effective cell therapies to more patients globally. By combining our expertise and resources, we can accelerate the development of our in vivo platform which has a novel delivery technology we believe will have broad therapeutic applicability.

EsoBiotec will become a wholly owned subsidiary of AstraZeneca, with operations in Belgium.

Financial considerations
AstraZeneca will acquire all outstanding equity of EsoBiotecfor a total consideration of up to $1bn, on a cash and debt free basis. This will include an initial payment of $425m on deal closing, and up to $575m in contingent consideration based on development and regulatory milestones.

The transaction is expected to close in the second quarter of 2025, subject to customary closing conditions and regulatory clearances. The transaction does not impact AstraZenecas financial guidance for 2025.

Notes

About EsoBiotec
EsoBiotec is a leading in vivo cell therapy company with the mission to make these innovative treatments more accessible, effective and affordable. By engineering immune cells directly within the patients body, EsoBiotec is eliminating the barriers of traditional cell therapies and unlocking new possibilities for oncology and immune-mediated diseases.

EsoBiotecs proprietary ENaBL platform redefines adoptive cell therapy, enabling single IV, off-the-shelf treatments that reduce costs, improve patient experience, eliminate the need for immune cell depletion and have the potential to improve efficacy and safety through advanced lentiviral vector technology. The vector has modifications which deliver specificity to immune cells, such as T cells, and also enable the vector to evade rapid elimination by the patients immune system.

AstraZeneca in cell therapy
AstraZenecas ambition is to realise the full potential of cell therapies. It is focused on empowering the immune system to attack cancers, reset the underlying drivers of immune-mediated diseases to return patients to health, and provide transformative solutions with curative potential for people living with rare diseases. To achieve this, the Company is building world-class cell therapy capabilities and advancing a broad pipeline of cell therapies, enabled by technologies including chimeric antigen receptor T-cells (CAR T), T-cell receptor therapies (TCR T) and CAR T regulatory (CAR Tregs) cells.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZenecas innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 17 March 2025

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary